Morrison C. Warren Partner	Chapman and Cutler LLP 320 South Canal Street, 27th Floor Chicago, Illinois 60606 T (312) 845-3484 warren@chapman.com

November 14, 2024

Via EDGAR Correspondence

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Crypto Assets
100 F Street, N.E.
Washington, D.C. 20549

Re:	CoinShares Valkyrie Bitcoin Fund
File No. 333-252344

Dear Mss. Gessert and Bednarowski:

This letter responds to your comments regarding Post-Effective Amendment No. 5 to the Registration Statement on Form S-1 for the CoinShares Valkyrie Bitcoin Fund (the “Trust”) filed with the Staff of the Securities and Exchange Commission (the “Staff”) on October 29, 2024 (the “Post-Effective Amendment”). Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

Comment 1 – Risk Factors

The Staff notes the revisions you made on page 75 in response to comment 2 in the correspondence filed for the Post-Effective Amendment on October 29, 2024. Please revise to provide risk factor disclosure related to potential conflicts of interest associated with the Prime Broker acting in the capacities of Prime Broker and a Bitcoin Trading Counterparty in connection with creations and redemptions of Baskets.

Response to Comment 1

In accordance with the Staff’s comment, the following disclosure will be added as a new risk factor entitled “Conflicts of Interest – Prime Broker”:

The Prime Broker may have actual or potential conflicts of interest in connection with providing Prime Broker Services. The Prime Broker provides various services to the Trust, including custody and settlement. The Prime Broker may also act as a Bitcoin Trading Counterparty, meaning that it buys and sells bitcoin from and to the Trust in connection with the creation and redemption of Baskets. This dual role may create a situation where the interests of the Prime Broker do not align with the interests of Shareholders. As a result, the Prime Broker may have an incentive to favor its own interests and interests of its affiliates over those of the Trust.

The Sponsor has no control over the actions of the Prime Broker and relies on the Prime Broker to act in good faith and in compliance with applicable laws and regulations and the Prime Broker Agreement, which requires the Prime Broker to have in place certain policies and procedures designed to mitigate such conflicts. However, there can be no assurance that the Prime Broker will not abuse its dual roles or that the Sponsor will be able to detect, prevent, or remedy any such abuse. The Trust may also have limited recourse or ability to enforce its rights against the Prime Broker in the event of a dispute or breach. Therefore, the Prime Broker’s conflicts of interest may adversely affect the Trust’s operations and performance, and may result in losses or liabilities for the Trust. See “The Prime Broker and the Trade Credit Lender.”

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Charlotte   Chicago   New York   Salt Lake City   San Francisco   Washington, DC

November 14, 2024

Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,
Chapman and Cutler llp

By:	/s/ Morrison C. Warren
Morrison C. Warren